SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            _____________

                            SCHEDULE 13D
                         (Amendment No. __)
                    Dover Investments Corporation
                          (Name of Issuer)
Class A Common Stock, par value $0.01 per share and Class B Common Stock, par value $0.01 per share
                   (Title of Class of Securities)
    Class A Common Stock - 260152103
    Class B Common Stock - 260152202
                           (CUSIP Number)
Richard V. Smith, Esq., Orrick, Herrington & Sutcliffe LLP,
400 Sansome Street, San Francisco, CA 94111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
            October 25, 2001
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Name of reporting person
   I.R.S. Identification no. of above person (entities only)
   The Lawrence Weissberg Revocable Living Trust,
   U/D/T dated November 25, 1992

2 Check the appropriate box if a member of A group*
     (a) x
     (b)

3 SEC use only

4 Source of funds*
     00

5 Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)

6 Citizenship or place of organization
    California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH

7 Sole voting power
     None

8 Shared voting power
     431,021 Class A Common Shares
     245,114 Class B Common Shares

9 Sole dispositive power
     None

10 shared dispositive power
      431,021 Class A Common Shares
      245,114 Class B Common Shares

11 aggregate amount beneficially owned by each reporting person
       431,021 Class A Common Shares
       245,114 Class B Common Shares

12 Check box if the aggregate amount in row (11) excludes certain shares*


13 Percent of class represented by amount in row (11)
       43.1% of Class A Common Shares
       77.2% of Class B Common Shares

14 Type of reporting person*
       00


                *SEE INSTRUCTIONS BEFORE FILLING OUT!

1 Name of reporting person
   I.R.S. Identification no. of above person (entities only)
   Lawrence Weissberg

2 Check the appropriate box if a member of A group*
     (a) x
     (b)

3 SEC use only

4 Source of funds*
     PF/00

5 Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)

6 Citizenship or place of organization
    United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH

7 Sole voting power
     None

8 Shared voting power
     431,021 Class A Common Shares
     245,114 Class B Common Shares

9 Sole dispositive power
     None

10 Shared dispositive power
      431,021 Class A Common Shares
      245,114 Class B Common Shares

11 Aggregate amount beneficially owned by each reporting person
       431,021 Class A Common Shares
       245,114 Class B Common Shares

12 Check box if the aggregate amount in row (11) excludes certain shares*


13 Percent of class represented by amount in row (11)
       43.1% of Class A Common Shares
       77.2% of Class B Common Shares

14 Type of reporting person*
       IN


1 Name of reporting person
   I.R.S. Identification no. of above person (entities only)
   Frederick M. Weissberg

2 Check the appropriate box if a member of A group*
     (a) x
     (b)

3 SEC use only

4 Source of funds*
     PF/00

5 Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)

6 Citizenship or place of organization
    United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH

7 Sole voting power
     6,706 Class A Common Shares

8 Shared voting power
     435,680 Class A Common Shares
     245,114 Class B Common Shares


9 Sole dispositive power
     6,706 Class A Common Shares

10 Shared dispositive power
      435,680 Class A Common Shares
      245,114 Class B Common Shares

11 Aggregate amount beneficially owned by each reporting person
       442,386 Class A Common Shares
       245,114 Class B Common Shares

12 Check box if the aggregate amount in row (11) excludes certain shares*


13 Percent of class represented by amount in row (11)
       44.2% of Class A Common Shares
       77.2% of Class B Common Shares

14 Type of reporting person*
       IN

1 Name of reporting person
   I.R.S. Identification no. of above person (entities only)
   Britt Evans

2 Check the appropriate box if a member of A group*
     (a) x
     (b)

3 SEC use only

4 Source of funds*
     PF/00

5 Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)

6 Citizenship or place of organization
    United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH

7 Sole voting power
     5,412 Class A Common Shares

8 Shared voting power
     435,680 Class A Common Shares
     245,114 Class B Common Shares


9 Sole dispositive power
     5,412 Class A Common Shares

10 Shared dispositive power
      435,680 Class A Common Shares
      245,114 Class B Common Shares

11 Aggregate amount beneficially owned by each reporting person
       441,092 Class A Common Shares
       245,114 Class B Common Shares

12 Check box if the aggregate amount in row (11) excludes certain shares*


13 Percent of class represented by amount in row (11)
       44.1% of Class A Common Shares
       77.2% of Class B Common Shares

14 Type of reporting person*
       IN


Each item below supplements the information disclosed under the corresponding item of the Schedule 13D.

Item 1.  Security and Issuer

        This Schedule 13D relates to the Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), and to the Class B Common Stock, $.01 par value per share (the
"Class B Common Stock" and together with the Class A Common Stock, the "Common Stock"), of Dover Investments Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 100 Spear Street, Suite 520, San Francisco, California 94105.

Item 2.  Identity and Background

        This Schedule 13D is being filed by The Lawrence Weissberg Revocable Living Trust, U/D/T dated November 25, 1992
("The Lawrence Weissberg Trust"), Lawrence Weissberg,
Frederick M. Weissberg and Britt Evans
(collectively, the "Reporting Persons").
         The Lawrence Weissberg Trust is a revocable trust formed by Lawrence Weissberg, of which Frederick M. Weissberg and
Britt Evans are the only co-trustees and of which there are several beneficiaries (including Frederick M. Weissberg).
The trust is further described in Item 6.
Frederick M. Weissberg is the son of Lawrence Weissberg.

         The state of organization, address of principal office and principal business of The Lawrence Weissberg Trust and for each other Reporting Person, his citizenship, residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Exhibit 1 hereto, and such information hereby is incorporated herein by reference.

        During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

        The shares of Common Stock beneficially owned directly by The Lawrence Weissberg Trust (which shares also are beneficially owned by Lawrence Weissberg solely as a result of his status as the settlor of The Lawrence Weissberg Trust, a revocable trust, and by Frederick M. Weissberg and Britt Evans solely as a result of their status as co-trustees thereof) were acquired by The Lawrence Weissberg Trust by a grant made to The Lawrence Weissberg Trust by Lawrence Weissberg.

         The shares of Common Stock beneficially owned by Frederick M. Weissberg in his individual capacity, as distinguished from his indirect beneficial ownership as a result of his status as co-trustee of The Lawrence Weissberg Trust, were acquired by Frederick M. Weissberg in open market purchases through the use of personal funds.

        The shares of Common Stock beneficially owned by Britt Evans in his individual capacity, as distinguished from his indirect beneficial ownership as a result of his status as co-trustee of The Lawrence Weissberg Trust, were acquired by Britt Evans in open market purchases through the use of personal funds.

Item 4.  Purpose of Transaction

        The Lawrence Weissberg Trust may be deemed to be a "control person" of the Company within the meaning of the General
Rules and Regulations adopted by the Securities and Exchange
Commission under the Securities Exchange Act of 1934, as amended
(the "Exchange Act").

        The Reporting Persons may individually or together may make additional purchases of Common Stock in the open market or through privately negotiated transactions, in each case based upon the Reporting Persons' evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other business and investment opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, the likelihood that a third party may seek to obtain control of the Company and the terms of any transaction relating thereto, and other future developments. Each of the Reporting Persons also may decide to sell all or part of their investment in the Common Stock, based upon their evaluation of the foregoing factors.

         Other than as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the transactions or events set forth in clauses (a) through
(j) of Item 4 of Schedule 13D as set forth in Rule 13d-101 of the rules and regulations of the Securities and Exchange Commission promulgated under the Exchange Act.

Item 5.  Interest in Securities of the Issuer

        (a)The Reporting Persons beneficially own (subject to the disclaimers of beneficial ownership set forth in this Item 5) the number and percentages of the outstanding shares of Common Stock set forth in Exhibit 2 hereto, and such information hereby is incorporated herein by reference.


        Except to the extent of his shared voting and dispositive power as the settlor of The Lawrence Weissberg Trust, a revocable trust, Lawrence Weissberg disclaims beneficial ownership of the shares of Common Stock beneficially owned directly by The Lawrence
Weissberg Trust. He also disclaims beneficial ownership of the 1,810 shares owned by his wife. Except to the extent of his shared voting and dispositive power as a co-trustee of The Lawrence Weissberg
Trust, Frederick M. Weissberg disclaims beneficial ownership of shares of Common Stock beneficially owned directly by The Lawrence Weissberg Trust. Frederick M. Weissberg disclaims beneficial ownership of 5,324 shares of Class A Common Stock which are are held in trust for the benefit of his children for which he is trustee. Frederick M. Weissberg also disclaims beneficial ownership of 4,659 shares of Class A Common Stock which are owned by The Lawrence Weissberg
Foundation of which Frederick M. Weissberg is a director and 787 shares which are held in trust for the benefit of the grandchildren of Lawrence Weissberg for which Frederick M. Weissberg is trustee.

        Except to the extent of his shared voting and dispositive power as a co-trustee of The Lawrence Weissberg Trust, Britt Evans disclaims beneficial ownership of the shares of Common Stock beneficially owned directly by The Lawrence Weissberg Trust. Britt Evans disclaims beneficial ownership of 4,659 shares of Class A Common Stock which are owned by The Lawrence Weissberg Foundation of which Britt Evans is a director.

         (b) The number of shares of Common Stock as to which the Reporting Persons have sole or shared voting and dispositive power is set forth in Exhibit 2 hereto, and such information hereby is incorporated herein by reference.

         Lawrence Weissberg, as the settlor of The Lawrence Weissberg Trust, a revocable trust, shares voting and dispositive power over the shares of Common Stock beneficially owned directly by The Lawrence Weissberg Trust.

        Britt Evans and Frederick M. Weissberg, as the only co-trustees of The Lawrence Weissberg Trust, share voting and dispositive power over the shares of Common Stock beneficially owned directly by The Lawrence Weissberg Trust.

        The applicable information required by Item 2 with respect to each other person described in this Item 5 with whom voting or dispositive power is shared, is disclosed in Item 2 and in Exhibit 1 hereto, and such information hereby is incorporated herein by reference.
        (c) On January 2, 2002, Lawrence Weissberg exercised stock options to purchase 100,000 shares of Class A Common Stock at a price of $13.20 per share and 17,500 shares of Class A
Common Stock at a price of $12.10 per share. Following the exercise, the 117,500 shares of Class A Common Stock were acquired by The Lawrence Weissberg Trust by a grant made to The Lawrence Weissberg Trust by Lawrence Weissberg.
There have been no other transactions in the Common Stock by any of the Reporting Persons during the past sixty days.

        (d) The beneficiaries of The Lawrence Weissberg Trust with the right to receive, or to direct the receipt of, dividends and the proceeds from the sale of the shares of Common Stock beneficially owned directly by The Lawrence Weissberg Trust are members of Lawrence Weissberg's immediate family and the descendents of Lawrence Weissberg.

        (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
             with Respect to Securities of the Issuer

        The Lawrence Weissberg Trust was established during the lifetime of the settlor for estate planning and succession purposes. The settlor was the sole trustee and the trust is revocable. Upon the resignation of Lawrence Weissberg as Trustee of The Lawrence Weissberg Trust on October 24, 2001, Britt Evans and Frederick M. Weissberg became the successor co-trustees of The Lawrence
Weissberg Trust.

        Other than as described above in this Item 6, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the Company's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

               Exhibit 1        Reporting Persons.
               Exhibit 2        Beneficial Ownership Table.
               Exhibit 3        Joint Filing Agreement.
               Exhibit 4        Power of Attorney
                           SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                   DATED: February 11, 2002

                                  THE LAWRENCE WEISSBERG TRUST


                          By:   /s/Britt Evans
                                  Name: Britt Evans
                                  Title: Co-Trustee


                           By:  /s/Frederick M. Weissberg
                                  Name: Frederick M. Weissberg
                                  Title: Co-Trustee


                                                   *
                                  Name: Lawrence Weissberg


                           By:  /s/Britt Evans
                                  Name: Britt Evans


                           By:  /s/Frederick M. Weissberg
                                  Name: Frederick M. Weissberg


*By:     /s/Frederick M. Weissberg
            Frederick M. Weissber,
            as Attorney-in-Fact

                         EXHIBIT INDEX

 Exhibit Number       Description
    1                           Reporting Persons.
    2                           Beneficial Ownership Table.
    3                           Joint Filing Agreement.
    4                           Power of Attorney

                           EXHIBIT 1

                          Reporting Persons

        Set forth below are the address of principal office and the principal business of The Lawrence Weissberg Trust and, with respect to each other Reporting Person, his name, business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted.
The state of organization of each of The Lawrence Weissberg Trust is California. Each Reporting Person who is an individual is a United States citizen.


Name and Address                        Principal Business

The Lawrence Weissberg Trust     Management and
100 Spear Street, Suite 520           distribution of trust
San Francisco, CA  94105             assets
Attn:
                                                     Principal Occupation or
                                                     Employment and Name
                                                     of Employer                     Principal Business and Address
Name and Address                        Organization                    Of Employer Organization

Lawrence Weissberg                     Retired                             N/A
100 Spear Street, Suite 520
San Francisco, CA  94105

Britt Evans                                   Chief Executive Officer     Westco Community Builders, Inc.
2406 Merced Street                      of Westco Community       2406 Merced Street
San Leandro, CA  94577              Builders, Inc.                     San Leandro, CA 94577
                                                                                              (real estate developer and
                                                                                               contractor)

Frederick M. Weissberg               Chairman of the Board       Dover Investments Corporation
100 Spear Street, Suite 520          and President of Dover      100 Spear Street, Suite 520
San Francisco, CA  94105             Investments Corp.             San Francisco, CA 94105
                                                                                              (residential real estate developers)

                           EXHIBIT 2
                   Beneficial Ownership Table
The Reporting Persons beneficially own (subject to the disclaimers of beneficial ownership set forth in Item 5 of this Schedule 13D)
the number and percentages of the outstanding shares of
Common Stock shown below.
                         Shares with
                         Sole                 Shares with Shared
                         Voting and       Voting and
                         Dispositive       Dispositive                Total Number      Percentage of
Name                Power              Power                       of Shares             Class (1)
The Lawrence   None               431,021 of                 431,021 of           43.1% of
Weissberg                                Class A                      Class A                Class A
Trust                                        Common Shares        Common Shares   Common Shares

                                                245,114 of                 245,114 of            77.2% of
                                                Class B                       Class B                Class B
                                                Common Shares        Common Shares    Common Shares

Lawrence         None               431,021 of                 431,021 of           43.1% of
Weissberg                                Class A (2)                Class A                Class A
                                                Common Shares        Common Shares   Common Shares

                                                245,114 of                 245,114 of            77.2% of
                                                Class B                       Class B                Class B
                                                Common Shares        Common Shares    Common Shares

Frederick M.   6,706 of            435,680 of                 442,386 of           44.2% of
Weissberg       Class A             Class A (4)                Class A                Class A
                       Common           Common Shares        Common Shares   Common Shares
                        Shares (3)
                                                245,114 of                 245,114 of            77.2% of
                                                Class B                       Class B                Class B
                                                Common Shares        Common Shares    Common Shares

Britt                5,412 of            435,680 of                 441,092 of           44.1% of
Evans              Class A             Class A (5)                Class A                Class A
                       Common           Common Shares        Common Shares   Common Shares
                        Shares
                                                245,114 of                 245,114 of            77.2% of
                                                Class B                       Class B                Class B
                                                Common Shares        Common Shares    Common Shares


  (1)  Based on 1,000,987 shares of Class A Common Stock and 317,411 shares of Class B Common Stock outstanding on January 4, 2002 plus the number of shares of Common Stock subject to outstanding stock options held by such persons that were exercisable on or within 60 days after such date.
  (2) Excludes 1,810 shares of Class A Common Stock which are owned by Lawrence Weissberg's wife, of which Lawrence Weissberg disclaims beneficial ownership.
  (3) Includes 5,324 shares of Class A Common Stock which are are held in trust for the benefit of the children of Frederick M. Weissberg for which Frederick M. Weissberg is trustee and 787 shares of Class A Common Stock which are held in trust for the benefit of the grandchildren of Lawrence Weissberg for which Frederick M.
       Weissberg is trustee.  Frederick M. Weissberg
        disclaims beneficial ownership of these shares.
  (4) Includes 4,659 shares of Class A Common Stock which are owned by The Lawrence Weissberg Foundation of which Frederick M. Weissberg is a director. Frederick M. Weissberg disclaims beneficial ownership of these shares.
  (5) Includes 4,659 shares of Class A Common Stock which are owned by The Lawrence Weissberg Foundation of which Britt Evans is a director. Britt Evans disclaims beneficial ownership of these shares.

                           EXHIBIT 3

                  Joint Filing Agreement

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a
Schedule 13D (and any amendment thereto filed by them) with respect to the shares of Common Stock, $.01 par value per share, of Dover Investments Corporation.

                   DATED: February 11, 2002

                                  THE LAWRENCE WEISSBERG TRUST


                          By:   /s/Britt Evans
                                  Name: Britt Evans
                                  Title: Co-Trustee


                           By:  /s/Frederick M. Weissberg
                                  Name: Frederick M. Weissberg
                                  Title: Co-Trustee


                                                   *
                                  Name: Lawrence Weissberg


                           By:  /s/Britt Evans
                                  Name: Britt Evans


                           By:  /s/Frederick M. Weissberg
                                  Name: Frederick M. Weissberg


*By:     /s/Frederick M. Weissberg
            Frederick M. Weissberg,
            as Attorney-in-Fact

                                 EXHIBIT 4
               DURABLE POWER OF ATTORNEY
                                (GENERAL)

        I, LAWRENCE WEISSBERG, hereby appoint FREDERICK M
WEISSBERG and BRITT EVANS as attorneys in fact for me and in my name to do any and all of the following:

1. To collect, receive and receipt for any and all sums of money or payments due, or to become due to me; and to cash, endorse, deposit, or otherwise negotiate all checks, drafts, warrants, money orders or other instruments, payable to me or to my order, and to deposit in my name in any bank accounts, security accounts, certificates of deposit, money market accounts, margin accounts, common trust funds, mutual funds, treasury bills and notes and any other type of cash fund, cash equivalent or security, any and all monies collected or received for me and to make withdrawals therefrom; and to write checks and pay any and all bills, accounts, claims and demands now or hereafter payable by me.

2. To contract for, purchase, receive, take possession of, lease, rent, sell, release, assign, transfer, mortgage, pledge and hypothecate goods, wares, merchandise, stocks, bonds, notes, bills, contracts, chooses in action and other tangible or intangible personal property, or any interest therein, of every kind and description.

3. To contract for, purchase, receive, take possession of, lease, rent, sell, release, convey, assign, mortgage, convey by way of deed of trust, and hypothecate lands, tenements and other real property, or any interest therein, of every kind and description.

4. To make, sign, seal, execute, acknowledge and deliver deeds, leases, assignments, covenants, contracts, mortgages, deeds of trust, reconveyances under deeds of trust, pledge agreements, escrow instructions, hypothecations, notices, bills of lading, bills of sale, bonds, notes, receipts, evidences of debts, releases, satisfactions of mortgages, satisfactions of judgments, and other instruments in writing of every kind and description.

5. To have access to, and remove the contents from, or add to the contents of, any and all safe deposit boxes standing in my name.

6. To attend meetings of stockholders of all corporations in which I own stock, with full power to vote and act for me at any such meetings: and to exercise any and all rights which I may have in connection with any such stock.

7. To continue or participate in any business or other enterprise and to effect incorporation, dissolution, or change in the form of organization of the business or enterprise.

8. To lend funds to any person provided that any such loan be adequately secured and bear a reasonable rate of interest.

9. To borrow money for my benefit on such terms and conditions as deemed proper and to give adequate security therefor.

10. To make gifts of cash or property, or the income therefrom, in trust or outright, to family members, but not in excess of the gift tax annual exclusion, and to charitable organizations in the absolute discretion of my attorneys in fact but in no event inconsistent with my charitable gift giving practices.

11. To employ attorneys, investment counsel, accountants, custodians, property managers, physicians, dentists, nurses, household help, and any other persons to render services for and to me or my estate and to pay the reasonable fees and compensation of such persons for their services.

12. To commence, prosecute or enforce, or to defend, answer or oppose, or make all determinations and elections in all actions, suits or other legal proceedings of every kind and description in which I am now or may become in any way engaged or interested; and to compromise, refer to arbitration, or submit to judgment in any such action or proceedings, whether before or after suit may be actually commenced.

13. To purchase for me as my separate property United States Treasury bonds which may be redeemed at par in payment of Federal estate taxes (subject to certain conditions), commonly referred to as "flower bonds", and for the purpose of making that purchase to borrow money from such sources and on such terms as my said attorneys in fact may deem fit and proper, and to execute in conjunction with any such loan of money a security agreement covering any of my property which my said attorneys in fact believe to be my separate property, whether real or personal, including the bonds themselves, and to execute, sign, acknowledge, and deliver in such form as may be required any promissory note or any other instrument that may be required in conjunction with such transaction, and to sell any bonds purchased pursuant to this power and to repay any borrowings incurred pursuant to this power.

14. To prepare, sign and file Federal, state or local income, gift or other tax returns of all kinds, FICA returns, payroll tax returns, claims for refunds, requests for extensions of time, petitions to the tax court or other courts regarding tax mattes, and any and all other tax related documents, including receipts, offers, waivers, consents, including but not limited to, consents and agreements under Internal Revenue Code Section 20312A or any successor section thereto, closing agreements and any power of attorney forms required by the Internal Revenue Service, the California Franchise Tax Board or other taxing authority with respect to any tax year; to pay taxes due, collect refunds, post bonds, receive confidential information, and contest deficiencies determined by the Internal Revenue Service, the California Franchise Tax
Board or other taxing authorities; to exercise any elections under Federal, state or local tax law, and to represent me in all tax matters and proceedings of all kinds before all officers of the Internal Revenue Service, the California Franchise Tax Board and any other taxing authority. These powers and authorities will apply to any tax year commencing prior to the date of this Power and continuing thereafter until the year 2010.

15. To transfer any assets in which I may have an interest to any trust or trusts which I have established or which my wife and I have established during my lifetime.

16. To select various payments options under any retirement plan in which I participate, including plans for self-employed individuals, make beneficiary designations under such plans and change any existing beneficiary designations, make voluntary contributions to such plans, make so-called "roll-overs" of plan benefits into other retirement plans, borrow from such plans if authorized by the plan, and sell assets to or purchase assets from the plan if authorized by the plan.

17. To partition any community property owned by my wife and myself so that each of us would own our respective share of such community property as our sole and separate property subsequent to the partition.

18. To disclaim all or any part of any interest to which I might be entitled from the estate of any person or from any other source after taking all factors into consideration, including, but not limited to, whether the effect of such disclaimer would likely be to have the disclaimed interest taxed for death tax purposes at lower rates than such interest would be taxed in my estate and whether the disclaimed interest passes to the same beneficiaries and in the same proportions as it would likely pass upon my death if such interest is not disclaimed by me.

19. To do and perform all and every act and thing which may be necessary or convenient in connection with any of the foregoing, as fully, to all intents and purposes, as I might or could do if personally present, hereby ratifying and confirming all that my said attorneys in fact shall lawfully do or cause to be done by authority hereof; provided that my attorneys in fact shall have no power or authority:
        a. To exercise any powers granted to the Trustee pursuant to an irrevocable trust agreement of which any of my attorneys in fact are the Trustors and I am the Trustee; or

         b. To exercise any incidents of ownership over any policy or policies of life insurance insuring the life of any of my attorneys in fact and of which I am the owner.

20. For the purpose of inducing any bank, broker, custodian, insurer, lender, transfer agent, taxing authority, governmental agency, physician, hospital or other party to act in accordance with the powers granted in this document, I hereby represent, warrant and agree that:

        a. If this document is revoked or amended for any reason, I, my estate, my heirs, successors and assigns will hold such party or parties harmless from any loss suffered or liability incurred by such party or parties in acting in accordance with this document prior to that party's receipt of written notice of any such termination or amendment.

        b. No person who relies upon any representation made by my attorneys in fact regarding (i) the fact that the powers of said attorneys in fact are then in effect, (ii) the scope of authority of my attorneys in fact under this document, (iii) the fact that this document has not been revoked, or (iv) the fact that my attorneys in fact continue to serve in such capacity, shall incur any liability to me, my estate, my heirs, successors or assigns for permitting my attorneys in fact to exercise any power granted to him or her, nor shall any person who deals with my attorneys in fact be responsible to determine or insure the proper application of funds or property.

        c. My attorneys in tact may sue a third party who fails to comply with actions I have authorized my attorneys in fact to take and demand damages, including punitive damages, on my behalf for such noncompliance.

21. In the event that for any reason, such as illness or physical misfortune, I become unable properly to provide for my personal needs for physical health, food, clothing or shelter or substantially unable to manage my own financial resources or resist fraud or undue influence, or both, and proceedings are commenced for the appointment of a conservator of my person or estate, I nominate FREDERICK M. WEISSBERG and BRITT EVANS, or the survivor of them, as conservators of my person or my estate or both, as the case may be. This nomination is made under the authority, granted in section 2402 of the California Civil Code.

22. If one of my attorneys in fact resigns, dies or becomes incompetent, then the other of them shall serve as sole attorney in fact.
        Pursuant to the Power of Attorney Law (Sections 4000 et seq. of the California Probate Code), this power of attorney shall not be affected by my subsequent incapacity.

        IN WITNESS WHEREOF, I have hereunto set my hand this 9th day of May, 2000.


                              /s/ LAWRENCE WEISSBERG
                              LAWRENCE WEISSBERG

STATE OF CALIFORNIA      )
                                                )  ss.
COUNTY OF SAN FRANCISCO)

On this 9th day of May, 2000, before me, NING WANG, a Notary Public in and for the State of California, personally appeared LAWRENCE
WEISSBERG, known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument, and acknowledged to me that he executed the same in his authorized capacity and that by his signature on the instrument he or the entity upon behalf of which he acted executed the instrument.

        IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year in this certificate first above written.


                              /s/ NING WANG
                              Notary Public


                              [NOTARY SEAL]